EXHIBIT 99.1

A New Brand and a Separate Distribution Network for Lower End Mobile
Phone Handsets of Qiao Xing Universal

     HUIZHOU, Guangdong, China, Oct. 27 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary, Huizhou Qiao Xing Communication Industry Limited (“HZQXCI”), recently launched six models of mobile phone handsets under the ‘COSUN’ brand name. This means that XING now has two mobile phone handset brands on the market that offer a comprehensive product mix. The existing brand, ‘CECT,’ from its subsidiary CEC Telecom Co., Ltd (“CECT”), targets the higher-end market while the new brand, ‘COSUN,’ from HZQXCI focuses primarily on the mass consumer market.

     CECT is among the limited number of enterprises that has been granted licenses for the manufacturing and selling of GSM and CDMA mobile phones in China. In the past couple of years, in addition to being XING’s operating subsidiary for the indoor phone business, HZQXCI has been engaging in the design and production management of GSM mobile phone handsets for CECT under the ‘CECT’ brand. In July, 2004, HZQXCI, on account of its being in the same group as CECT, obtained permission from the Ministry of the Information Industry of the PRC to manufacture and sell mobile phone handsets under the ‘COSUN’ brand.

     Mr. Wu Rui Lin, Chairman of XING, said, “The primary objective of having a separate brand for lower end models in XING’s mobile phone handset business segment is to capture a higher total market share with the two brands targeted at different market segments. The strategy is to promote the ‘CECT’ brand to the higher end segment while ‘COSUN’ is aiming at the lower end of the market.”

     Mr. Wu continued, “The ‘COSUN’ brand, which has been labeled for products of HZQXCI in the indoor phone business segment, is well known to consumers in China. Using the ‘COSUN’ brand to develop a new line of products instead of developing a new brand will save costs and create leverage on the advantage of instant brand recognition.

     “Further, now that HZQXCI is in charge of the sales and marketing of the ‘COSUN’ brand mobile phone handsets, its indoor phone distribution network of more than 5,000 outlets all over China also provides a base for developing distribution channels in addition to some additional outlets it has well established.

     “With two separate lines of products, we will have the flexibility in developing our marketing strategy of securing larger market share and wider consumer reception. Further to the six models launched recently, we plan to introduce four more models this year and twenty for 2005,” concluded Mr. Wu.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.
          -0-               10/27/2004
          /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
          /Web Site: http://www.cosun-xing.com /
          (XING)